SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

CONCHA Y TORO WINERY INC.
(Translation of Registrant´s name into English)

CASILLA 213
AVDA. NUEVA TAJAMAR 481,
TORRE NORTE, PISO 15
SANTIAGO, CHILE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
THIRD QUARTER AND 2004 YEAR TO DATE RESULTS

Santiago, Chile, November 5, 2004 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and nine-month periods ended September 30, 2004. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of September 30, 2004. US dollar figures (US$), except export figures, are based on the exchange rate as of September 30, 2004 (US$1.00=Ch$608.90).

Highlights 3Q04 vs. 3Q03

  Total revenues increased 27.8%.
  Export sales rose 46% in US dollar terms.
  Bottled export shipments increased 40.5% to 2,798,000 cases.
  Bottled domestic revenues increased 14.6% in value.
  Operating income increased 50.5% and operating margin improved to 18.8% from 16.0%.
  Net income increased 36.3% to Ch$7,745 million (US$12.7 million).
  Ebitda advanced 45.2% to Ch$12,426 million (US$20.4 million).
  Earnings per ADR rose 50.4% to US$ 0.88.

Highlights 9M04 vs. 9M03

  Total revenues increased 17.9%.
  Export sales, in US dollar terms, increased 33.7%.
  Bottled export shipments increased 29.1% to 6,948,600 cases.
  Bottled domestic revenues increased 14.8% in value.
  Operating income increased 30.9% and the operating margin improved to 17.9% from 16.1%.
  Net income increased 19.4% to Ch$18,266 million (US$30 million).
  Ebitda increased 27.9% to Ch$30,195 million (US$49.6 million).
  Earnings per ADR rose 31.7% to US$ 2.09.

Comments from the CEO

We are pleased to announce Concha y Toro’s financial results for the third quarter and first nine-months of 2004. The Company’s strong results quarter to quarter reflect its competitive position and the strength of its brand worldwide.

With strong growth in most of its markets (in US dollar terms), exports grew by 46% in the quarter and 33.7% in the year to date. We believe that our greatest achievement in this period has been the market penetration of the premium category with our Casillero del Diablo brand. With growth of over 50% during the year, Casillero del Diablo continues to position itself globally based on favorable expert criticisms and an increasing consumer preference.

Our results in the domestic market produced a 14.6% sales growth, in line with the Company’s objectives of seeking a recovery in profitability through growth in the premium segment and increases in average prices.

Our business in Argentina has continued to produce rapid sales growth both within the country and in its export markets. As of September 2004, Trivento is the 2nd largest Argentine wine exporter in volume terms.

As a result of the various strong sales performances, improvements in the product mix and a dilution in fixed costs, our operating margin improved to 18.8% on a quarterly basis and to 17.9% on the year-to-date basis. This performance is still more impressive when taking into account the 10% appreciation of the Chilean peso over the past twelve months.

Third Quarter 2004 Results

Total Revenues

Total revenues increased 27.8% to Ch$53,194 million (US$87 million) from Ch$41,618 million (US$68 million), driven by growth across all the company’s businesses: domestic wine sales, exports to third parties, sales from our subsidiary in the UK and domestic and export sales from Argentina.

Table 1

Total Revenues
(in Ch$ millions)

	3Q04	3Q03	3Q04 vs. 3Q03 (%)	9M04	9M03	9M04 vs. 9M03(%)
Chile:
Domestic- Wine	10,167	8,890	14.4%	26,734	23,455	14.0%
Exports to third parties	31,339	23,972	30.7%	76,836	67,775	13.4%
Concha y Toro UK	5,876	4,328	35.8%	15,609	11,018	41.7%
Other revenues	2,052	1,782	15.2%	5,336	5,360	-0.4%

Argentina:
Domestic	1,547	1,396	10.8%	4,220	3,393	24.4%
Exports	2,212	1,250	77.0%	5,674	3,022	87.7%

TOTAL	53,194	41,618	27.8%	134,408	114,024	17.9%

         Domestic Sales, Chile.

Total domestic wine sales (including bulk) increased 14.4% to Ch$10,167 million (US$16.7 million) from Ch$8,890 million (US$14.6 million) in 3Q03. Domestic bottled wines sales (excluding bulk sales) for the period increased 14.6% to Ch$10,151 million from Ch$8,855 million in 3Q03. Bulk sales in the period totaled Ch$16 million.

The 14.6% improvement in domestic bottled wine sales was the result of a 1.3% increase in volume and 13.2% increase in the average price. Volume growth reflected a 13.7% rise in the premium category and a 1.8% increase in the popular segment, partly offset by a 11.4% decrease in the varietal category. The higher average price results from the price increases made in February and June for popular wines and a better mix.

         Export Revenues.

Export sales to third parties increased 30.7% to Ch$31,339 million in 3Q04 from Ch$23,972 million in 3Q03, based on solid growth in South America, Central America and Europe. Stated in Chilean pesos, the sales figure includes the impact of the 10.5% appreciation of the peso year on year.

Sales from the UK subsidiary increased 35.8% to Ch$5,876 following a successful marketing and sales strategy focused on improving the position of the Concha y Toro brand in every UK sales channel.

  Exports of Bottled Wine in US$:

The following figures, representing exports in US dollar terms and volume, include exports to third parties as well as to the Company’s distribution subsidiary in the UK. For the quarter, exports increased 46% to US$ 56.1 million from US$38.5 million. Volumes shipped increased 40.5% while the average price rose by 3.9%.

Graph 1
Export Value (US$) by Region
Third Quarter 2004

Exports by value increased in South America (146%), Central America/Caribbean (52.9%), Europe (53.3%), Canada (38%) and Asia (35.5%).

Exports to the US decreased by 1.2%.

  Exports of Bottled Wine in Volume:

Export volumes increased 40.5% to 2,798,000 cases. Growth was led by solid gains in South America with shipments increasing 123.9% as Brazilian and Venezuelan markets recovered. Strong results were achieved throughout Central America/Caribbean. Europe maintained its momentum with volumes rising 56.6%, mainly due to solid gains in the UK market.

By segment, the figures reveal a 53.7% increase in shipments of premium wines, largely due to strong volume gains from Casillero del Diablo across all regions. Varietal wine sales increased 26.4%, while exports of varietal blends increased 48.3%.

  Prices: The average price per case increased 3.9% to US$ 20.06 from US$19.30 in 3Q03, mainly due to an improvement in the mix following higher sales of premium wines.

         Argentine Operations.

Total revenue from the Argentine operation increased 42% to Ch$3,759 million (US$6.2 million). Exports from Argentina increased 77% while domestic sales rose 10.8%.

The growth in sales within Argentina was the result of a 17% increase in volume partly offset by a 5.3% decline in the average price (in Chilean peso terms) due to the appreciation of the Chilean peso.

For the quarter, exports of bottled wine increased 107% to 247,957 cases. As of September 2004, Trivento is the 2nd largest Argentine exporter by volume and the 4th by value.

          Other Revenue. Other revenue increased 15.2% to Ch$2,052 million (US$3.4 million) mainly due to higher sales of liquors.

Cost of Sales

For the quarter, the total cost of sales rose 30.5% to Ch$32,492 million (US$53.4 million) from Ch$24,892 million (US$40.9 million) in 3Q03. The cost of sales as a percentage of total sales increased to 61.1% from 59.8%. The gross margin decreased to 38.9% from 40.2%.

Selling, General and Administrative Expenses (SG&A)

Selling, General and Administrative Expenses increased 6.1% to Ch$10,700 million (US$17.6 million). As a percentage of revenues, SG&A declined to 20.1% from the 24.2% recorded in 3Q03 and is essentially the result of stronger sales diluting overall expenditure.

Operating Income

Operating income increased 50.5% to Ch$10,003 million (US$16.4 million) in 3Q04 compared to Ch$6,645 million (US$10.9 million) in 3Q03. The operating margin improved from 16% to 18.8%, mainly as a result of higher sales, a better mix of products in the domestic and export markets and the dilution of SG&A.

Non-Operating Result

Non-operating income decreased 25.3% to Ch$235 million (US$387 thousand) mainly due to lower other non-operating income.

Non-operating expenses increased to Ch$1,007 million (US$1.7 million) from Ch$260 million (US$0.4 million) as a result of higher interest expenses, exchange rate differences and other non-operating expenses.

  Interest expenses totaled Ch$432 million (US$710 thousand) compared to Ch$263 million (US$432 thousand) due to higher financial debt.
  Exchange rate differences produced a loss of Ch$399 million (US$656 thousand) compared to a loss of Ch$27 million (US$44 thousand) in 3Q03 as a result of exchange rate variations and its impact on foreign exchange denominated accounts.
  Other non-operating expenses increased 559% to Ch$206 million (US$ 338 thousand).

Table 2
Non-Operating Results
(in Ch$ millions)

	3Q04	3Q03	3Q04 vs. 3Q03 (%)	9M04	9M03	9M043 vs. 9M03 (%)
Non-operating Income
Equity Income	111	66	68.9%	105	743	-85.9%
Other non-operating income	125	249	-50.1%	263	392	-32.8%
Total non-operating income	235	315	-25.3%	368	1,134	-67.5%

Non-operating expenses
Interest Expense	-432	-263	64.3%	-1,142	-658	-73.6%
Price Level Restatement	30	61	-50.5%	210	-293	-171.6%
Exchange Rate Differences	-399	-27	1404%	-1,335	-11	-12239%
Other Non-operating expenses	-206	-31	559%	-288	-138	108.4%
Total non-operating expenses	-1,007	-260	287.4%	-2,555	-1,099	132.4%
Total Non-Operating Result	-772	55	1502.6%	-2,187	35	-6356%

Net Income and Earnings per Share (EPS)
Net Income for the period increased 36.3% to Ch$7,745 million (US$12.7 million) from Ch$5,681 million (US$9.3 million). Based on 719,170,735 weighted average shares, Concha y Toro’s earnings increased to Ch$10.77 per share from Ch$7.90, for the quarter. Earnings per ADR were Ch$538.5 in 3Q04. In US dollar terms, earnings per ADR increased 50.4% to US$ 0.88 in the third quarter of 2004 from US$ 0.59 for the same period of 2003.

2004 Year to Date Results

Total Revenues

Total revenues increased 17.9% to Ch$ 134,408 million (US$220.7 million) from Ch$114,024 million (US$187.3 million) in 9M03. This sales growth reflects a solid performance in all the Company’s business areas: the domestic market, exports to third parties, higher sales of Concha y Toro UK and the positive performances of our Argentine subsidiaries.

         Domestic Sales, Chile.
Total domestic wine sales (including bulk) increased 14% to Ch$26,734 million in 9M04 from Ch$23,455 million in 9M03. Domestic bottled wines sales (excluding bulk sales) for the period increased 14.8% to Ch$26,717 million from Ch$23,264 million in 9M03. Bulk sales in the period totaled Ch$16 million.

The 14.8% increase in domestic bottled sales was the result of a 2.0% improvement in volume and a 12.6% increase in the average price. The higher volume resulted from larger sales of premium wines (+15.7%) following a strategy focused on strengthening this category, and a 2.4% rise in popular wine sales. The higher average price reflects mainly the price increases for popular wines implemented in February and June.

         Export revenues.
Total export revenues from third parties increased 13.4% to Ch$76,836 million in 9M04 from Ch$67,775 million in 9M03. Revenues in peso terms include the impact of the appreciation of the Chilean peso over the period, of approximately 13.4%.

Sales of Concha y Toro UK increased 41.7% to Ch$15,609 million as a consequence of wider distribution and a successful branding strategy.

  Exports of Bottled Wine in US$: Exports in US dollar terms, which include exports to third parties and those to the UK subsidiary, grew by 33.7% to US$ 139.5 million in 9M04 from US$104.3 million in 9M03, and resulted from a 29.1% increase in volume and a 3.6% increase in the average price.

All the regional markets contributed to the export growth, as follows: South America (124.9%), Central America/Caribbean (38.6%), Europe (40.1%), Asia (23.6%), Canada (25.2%) and the United States (1.7%).

As of September 2004
Export Value (US dollars) by Region

  Exports of Bottled Wine in volume: Export volumes increased 29.1% to 6,948,600 cases. In South America, shipments increased 128.6% as a result of a recovery in the markets of Brazil, Venezuela and Peru. Shipments to Europe rose by 38.7% as a result of the good momentum the Company is sustaining in the UK and also following strong results in Germany, Scandinavia and several other countries in continental Europe. Shipments to Asia increased 26.5%.

The volume shipped to the US declined by 2%.

Shipments by segment reveal a 44% increase in premium wines, mainly due to stronger sales of Casillero del Diablo in Europe, Central America and South America. Varietal wine sales increased 19.2%, while exports of varietal blends increased 29.3%.

  Prices: The average price per case increased 3.6% to US$ 20.08 from US$19.39 in 9M03 as the product mix improved following larger sales of premium wines.

         Argentine Operations. Total sales by our Argentine businesses increased 54.2% to Ch$9,894 million (US$16.2 million) following a 87.7% increase in exports and a 24.4% increase in domestic sales.

         The increase in domestic sales resulted from a 27.5% increase in volume and a 2.5% decrease in the average price in Chilean peso terms as a result of the appreciation of the Chilean peso against the dollar during the period.

         Trivento’s exports of bottled wine (excluding bulk) increased 122% in volume, totaling 619,300 cases. This company successfully took advantage of new business opportunities and has expanded its presence in its principal markets.

Cost of Sales

The cost of sales rose 18.5%% to Ch$ 81,205 million (US$ 133.4 million) from Ch$ 68,504 million (US$ 112.5 million) in 9M03. The cost of sales as a percentage of total sales increased to 60.4% from 60.1%, mainly due to higher wine costs.

The gross margin declined to 39.6% from 39.9%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 7.4% to Ch$29,206 million (US$48 million) from Ch$ 27,189 million (US$44.7 million). The rise is due to larger volumes in both domestic and export markets and also to the expanded scale of Trivento operations. As a percentage of sales, SG&A decreased to 21.7% from the 23.8% recorded in the same period of 2003.

Operating Income

Operating income rose 30.9% to Ch$23,997 million (US$39.4 million) compared to the Ch$18,331 million (US$ 30.1 million) in the first nine-months of 2003. Operating margin increased from 16.1% to 17.9% following stronger sales and the dilution of SG&A in the period.

Non-Operating Results

Non-operating income decreased 67.5% to Ch$368 million (US$605 thousand) from Ch$1,134 million (US$1.9 million). This results mainly by a 85.9% decrease in equity income due to losses at Viña Almaviva.

Non-operating expenses increased 132% to Ch$2,555 million (US$4.2 million) from Ch$1,099 million (US$1.8 million) in 9M03. This resulted from (1) an increase in interest expense from Ch$658 million to Ch$1,142 million due to a greater financial debt of Ch$15,580 million (US$25.6 million), (2) a loss in exchange differences of Ch$1,335 million compared to a loss of Ch$11 million in 9M03, and (3) an increase of other non-operating expenses from Ch$138 million to Ch$288 million. The above was partially offset by a gain from price level restatements.

Net Income and Earnings per Share (EPS)

Net Income for the period increased to Ch$ 18,266 million (US$30 million) from Ch$ 15,293 million (US$ 25.1 million), a rise of 19.4%. Concha y Toro’s EPS increased to Ch$ 25.40 per share from Ch$ 21.27; earnings per ADR were Ch$1,270 in 9M04 and Ch$ 1,063.5 in 9M03. In US dollar terms, earnings per ADR increased 31.7% to US$ 2.09 compared to US$1.58 for the same nine-month period of 2003.

Balance Sheet

Assets

As of September 30, 2004, the Company’s consolidated assets totaled Ch$260,005 million (US$427 million), Ch$ 36,662 million (US$ 60 million) higher than the figure reported a year earlier mainly due to an increase in current assets (receivables and inventories) and in fixed assets involving the acquisition of new vineyards, construction and infrastructure.

Liabilities

As of September 30, 2004 net financial debt stood at Ch$58,905 million (US$96.7 million) representing a year-on-year increase of Ch$15,580 (US$25.6 million). As a result, the interest expense rose from Ch$658 million (US$1.1 million) in 2003 to Ch$1,142 million (US$1.9 million) in the first nine-months of 2004.

As of September 30, 2004 financial debt to equity ratio stood at 0.39.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 100 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 5,000 hectares of vineyards in Chile and Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 1,640 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use ofwords such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of September 30, 2004)

	3Q2004	3Q2003	Change	9M2004	9M2003	Change
	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%

Operating Results
Sales revenues	53,193,740	41,618,006	27.8	134,408,350	114,023,608	17.9
Cost of sales	-32,491,675	-24,892,255	30.5	-81,205,131	-68,504,033	18.5
% of sales	61.1%	59.8%		60.4%	60.1%
Gross Margin	20,702,065	16,725,751	23.8	53,203,219	45,519,575	16.9
Selling & Adm. Expenses	-10,699,535	-10,080,528	6.1	-29,205,975	-27,188,586	7.4
% of sales	20.1%	24.2%		21.7%	23.8%

Operating Income	10,002,531	6,645,223	50.5	23,997,244	18,330,989	30.9
% of sales	18.8%	16.0%		17.9%	16.1%

Non-Operating Results
-Non-operating income	124,520	249,437	-50.1	263,328	391,778	-32.8
-Equity income	110,870	65,645	68.9	105,028	742,536	-85.9
-Non-operating expenses	-205,764	-31,206	559.4	-287,743	-138,083	108.4
-Financial expenses	-432,442	-263,206	64.3	-1,141,623	-657,576	73.6
-Price level restatement	30,193	60,935	-50.5	209,839	-292,878	-117.6
-Exchange differences	-399,463	-26,559	1404.1	-1,335,489	-10,823	12239
Non-operating result	-772,086	55,046	-1502.6	-2,186,660	34,954	-6356

Income before income tax	9,230,445	6,700,269	37.8	21,810,583	18,365,943	18.8
Less: income tax	-1,487,803	-1,020,945	45.7	-3,547,568	-3,068,822	15.6
Minority interest	2,153	1,189	81.1	3,434	-3,688	-193.1

Net Income	7,744,795	5,680,513	36.3	18,266,450	15,293,433	19.4

-Earnings per share (Ch$)	10.77	7.90	36.3	25.40	21.27	19.4
-Earnings per ADR (US$)	0.88	0.59	50.4	2.09	1.58	31.7

EBITDA	12,425,711	8,556,280	45.2	30,194,666	23,616,593	27.9
% sales	23.4%	20.6%		22.5%	20.7%

Number of shares	719,170,735	719,170,735		719,170,735	719,170,735

Exchange rate US$1.0=Ch$608.90

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousand of constant Chilean pesos and US dollars as of September 30, 2004)

	As of Sept.	As of Sept.	As of Sept.
	2004	2003	2004
	Th. Ch$	Th. Ch$	Th. US$

Assets
Cash and Equivalents	2,130,021	3,842,609	3,498
Inventories	62,969,099	51,490,874	103,415
Accounts receivables	49,272,015	38,849,904	80,920
Other current assets	16,680,507	13,307,021	27,394
Total current assets	131,051,642	107,490,408	215,227

Property, plant & equipment, net	120,567,556	107,998,523	198,009
Other assets	8,385,657	7,854,313	13,772

Total assets	260,004,855	223,343,244	427,007

Liabilities and Shareholders' Equity
Short term debt (1)	29,655,255	20,475,164	48,703
Other current liabilities	45,020,654	35,662,713	73,938
Total current liabilities	74,675,909	56,137,877	122,641
Long term debt (1)	29,249,823	22,849,984	48,037
Other long-term liabilities	5,193,145	5,353,466	8,529
Total long-term liabilities	34,442,968	28,203,450	56,566

Minority interest	9,670	74,972	16

Shareholders' Equity	150,876,308	138,926,945	247,785

Total liabilities and Shareholders' equity	260,004,855	223,343,244	427,007

(1) includes only financial debt
Exchange rate:US$1.0=Ch$608.90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2004

VINA CONCHA Y TORO S.A.

VINA CONCHA Y TORO S.A.

By:	/S/ OSVALDO SOLAR V.
Name: Title:	Osvaldo Solar V. Gerente de Administracion y Finanzas / Administration and Finance Manager (Chief Financial Officer)